Exhibit 99.1

AEGON appoints global head of human resources

AEGON has appointed Carla Mahieu as its global head of human resources, reporting to CEO Alex Wynaendts. The appointment, effective September 1, 2010, is part of the strategic objective to more fully leverage AEGON’s considerable resources across its businesses.

Ms. Mahieu, a Dutch national, brings more than 25 years’ experience to the new position, having held senior management positions in human resources at Royal Dutch Shell and Royal Philips Electronics as well as the recruitment firm Spencer Stuart. Ms. Mahieu’s appointment will support AEGON’s efforts to attract, develop and retain the best talent in the international life insurance, pension and investment industry.

“We are delighted to have attracted someone of Carla’s caliber to AEGON,” said CEO Alex Wynaendts. “This is an extremely important position. Ours is a service business, and as such, AEGON’s reputation depends on the quality of our people and their ability to develop and deliver the services our customers require and expect. AEGON has tremendous resources across its many markets. Carla will play an integral role in ensuring that we are fully leveraging the expertise and talent of our people and putting those resources to work for our customers, business partners, and for the benefit of our entire organization.”

As part of its long-term strategy, AEGON has taken a more integrated approach to managing its worldwide operations in recent years, and the appointment of Ms. Mahieu will now extend that approach to talent and human resource management. She will work closely with local and regional HR officers to ensure a more coordinated approach to identifying persons and capabilities that may prove beneficial to AEGON’s operations internationally. In addition, she will implement a more consistent approach to measuring employee satisfaction across the AEGON Group.

Ms. Mahieu has a degree in economics from the University of Amsterdam and is currently an independent advisor in the area of human resources and change management.

About AEGON			Contact information

As an international life insurance, pension and investment company based in
The Hague, AEGON has businesses in over twenty markets in the Americas,
Europe and Asia. AEGON companies employ approximately 28,000 people and have some 40 million customers across the globe.

Media relations: Greg Tucker +31(0)70 344 8956 gcc-ir@aegon.com Investor relations: Gerbrand Nijman +31 (0)70 344 8305 877 548 9668 – toll free USA only ir@aegon.com
Key figures - EUR	First quarter 2010	Full year 2009
Underlying earnings before tax	488 million	1.2 billion
New life sales	538 million	2.1 billion
Gross deposits (excl. run-off)	7.8 billion	28 billion
Revenue generating investments (end of period)	388 billion	363 billion
www.aegon.com

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

¡	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

¡	Changes in the performance of financial markets, including emerging markets, such as with regard to:

	–	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and
	–	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

¡	The frequency and severity of insured loss events;

¡	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

¡	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

¡	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

¡	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

¡	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

¡	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

¡	Acts of God, acts of terrorism, acts of war and pandemics;

¡	Effects of deliberations of the European Commission regarding the aid we received from the Dutch State in December 2008;

¡	Changes in the policies of central banks and/or governments;

¡	Lowering of one or more of our debt ratings issued by recognized rating organizations and the adverse impact such action may have on our ability to raise capital and on our liquidity and financial condition;

¡	Lowering of one or more of insurer financial strength ratings of our insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;

¡	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital we are required to maintain;

¡	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

¡	Customer responsiveness to both new products and distribution channels;

¡	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

¡	The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including our ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

¡	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

¡	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.